Exhibit 19

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  Summary of Stock Purchase Agreement Between Nouvelle bioMerieux Alliance and
                         TSGH dated as of July 30, 2003
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Stock Purchase Agreement (the "Agreement"), dated as of July 30, 2003, between
Nouvelle bioMerieux Alliance, a French societe anonyme with equity capital consisting of 101,634,790 euro, with headquarters in Marcy L'Etoile, 69280, ("NBMA" or "Seller") and TSGH, a French societe par actions simplifiee with equity capital consisting of 73,178,050 euro, with headquarters in Marcy L'Etoile, 69280, ("TSGH" or "Purchaser," and together with Seller, the "Parties").

Seller shall sell and transfer to Purchaser, and Purchaser shall acquire from Seller, according to the terms and conditions stipulated in the Agreement, effective as of the date that the Agreement is signed by the Parties ("Effective Date"), a total of 1,509,143 ordinary shares (the "Shares") of TRANSGENE ("TRANSGENE"), at a purchase price ("Purchase Price") of 5.187 euro per Share, determined on the basis of the average of the TRANSGENE stock price at 12, 6, 3, and 1 month(s) on the "spot" market, commencing June 30, 2003. By operation of the Agreement, Purchaser shall become the owner of the Shares, and shall become the holder of all the rights and obligations attached to the Shares as of the Effective Date.

The Purchase Price shall be paid by Purchaser to Seller at any time between the Effective Date and December 31, 2004 at the latest. If Purchaser elects to defer payment after December 31, 2003, Purchaser shall be required to pay, as of January 1, 2004, interest at a sum determined by the EURIBOR published annual percentage rate (as published on that date) at the base rate plus five percent (5%) per year. The interest shall be computed on the basis of a 360-day calendar year and shall be payable in its entirety as of the payment date of the Purchase Price.

In addition, as a guarantee of the full payment of the purchase price by the Purchaser, the Shares may be pledged at any time by the Purchaser for the benefit of the Seller upon its demand.

Seller represents and warrants that:

     o The ownership of the Shares shall not be the basis of any dispute or claim of any type; and

     o The Shares are free from all claims, charges or obligations, notably concerning their transferability.

After the Effective Date, Seller and Purchaser shall disclose to each other all relevant information and documentation, and sign and deliver all instruments the other party could legally request in order to implement the contemplated transactions.

The Agreement confers benefits to, and/or binds TRANSGENE, Seller, Purchaser, as well as their qualified successors and assignees.

The Agreement and all its provisions may be modified only by a writing signed by both Seller and Purchaser, or, in case of a waiver of a right, signed by the party relinquishing that right.


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The Agreement shall be governed and interpreted in accordance with French law.
All legal disputes between the parties related to the Agreement shall be submitted to the jurisdiction of the Tribunal de Commerce de Lyon.


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